ADHEREX REPORTS RECENT DEVELOPMENTS AND SECOND QUARTER JUNE 30, 2013 FINANCIAL RESULTS

•	Data from Phase III Sodium Thiosulfate (STS) Trial Expected in Q3 2013
•	If convincing efficacy and safety results are received from the STS Phase III trial, Adherex plans to propose to the FDA the filing of a New Drug Application
•	Company to Focus on Development of STS for Prevention of Hearing Loss in Pediatric Oncology Patients
•	Possibility of Commercial Partnership for Eniluracil (EU) will be explored

Research Triangle Park, NC, August 9, 2013 - - Adherex Technologies Inc. (TSX:AHX, OTCQB: ADHXF), today reported its financial results and recent developments for the second quarter ended June 30, 2013. All amounts are in U.S. dollars unless otherwise specified.

Corporate Developments

Adherex will focus its remaining resources on the development of Sodium Thiosulfate (STS), a chemoprotectant for the prevention of hearing loss in pediatric oncology patients undergoing platinum-based chemotherapy. The Company plans to seek a partnership for eniluracil (EU) and at this time will not undertake additional clinical work.

“We think that STS has the potential to fill an important unmet medical need in pediatric oncology” stated Mr. Rosty Raykov, Chief Executive Officer of Adherex, “Platinum based drugs are broadly used in children undergoing chemotherapy where they are known to produce profound and irreversible hearing loss. Currently, there is no effective means to prevent this debilitating side effect. Because the two Phase III clinical trials with STS are conducted and supported by cooperative oncology groups, we expect to advance this product to market with modest additional expenditure.”

"We encourage our shareholders to visit our website and review our updated corporate presentation, which has additional details on our plans for STS," added Mr. Raykov.

Sodium Thiosulfate (STS)

STS is a chemoprotectant being developed by Adherex to reduce or prevent hearing loss in oncology patients resulting from treatment with platinum-based chemotherapy drugs. The initial focus is on the pediatric market.  Hearing loss following cisplatin exposure affects approximately 2,000 children in the US every year. STS has received Orphan Drug Designation in the United States for the prevention of platinum-induced ototoxicity in pediatric patients.  In addition, Adherex has licensed intellectual property rights for the use of STS as a chemoprotectant from Oregon Health & Science University.

STS is a water- soluble thiol compound and acts as a chemical reducing agent.  It is FDA approved for the treatment of cyanide poisoning and has been used in oncology to prevent cisplatin nephrotoxicity. It is thought that hearing loss caused by platinum compounds result from the deposition of protein-bound platinum in the cochlea and STS binds platinum/protein complexes thereby potentially minimizing their toxicity. At a bolus dose of 20 g/m2 over 15 minutes, STS has sufficient high plasma concentrations to rapidly, covalently bind to any residual extracellular cisplatin and thereby possibly prevent ototoxicity.  Because STS is to be administered six hours after cisplatin, antitumor efficacy of cisplatin should not be compromised.

STS is being investigated by cooperative groups in two Phase III clinical studies to evaluate the reduction of ototoxicity and impact on survival:

Study ACCL0431: “A Randomized Phase III Study of Sodium Thiosulfate for the Prevention of Cisplatin-Induced Ototoxicity in Children”, conducted by the Children’s Oncology Group (COG), finished enrollment of 135 patients in 1Q 2012.  These patients had been previously diagnosed with one of five rare childhood cancers typically treated with intensive cisplatin therapy, including hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma. Final data from the study is expected to be released by COG in the third quarter of 2013.

SIOPEL 6: “A Multicenter Open Label Randomized Phase III Trial of the Efficacy of Sodium Thiosulphate in Reducing Ototoxicity in Patients Receiving Cisplatin Chemotherapy for Standard Risk Hepatoblastoma” is being conducted by The International Childhood Liver Tumour Strategy Group, SIOPEL. As of this date, the study has enrolled 76 out of a planned 102 patients. SIOPEL 6 is being conducted in standard risk hepatoblastoma patients where the effectiveness of the platinum treatment is known to be very high. The first two interim safety analyses were conducted after 20 and 52 patients, and in each case, the Independent Data Monitoring Committee recommended continuation of the study. An interim efficacy analysis is planned with the possibility for early completion of the trial, if there is greater than expected difference in hearing loss between the two treatment arms.

STS Development Plan

Adherex presented to FDA’s Pediatric Oncology Drug Advisory Committee (ODAC) on November 1, 2011. The Committee acknowledged the challenge of demonstrating that STS does not reduce the efficacy of cisplatin and agreed an adult study would not be appropriate. The presentation and minutes from the meeting are available to download from the FDA and Adherex websites. If convincing efficacy and safety results are received from COG ACCL0431, Adherex plans to propose to the FDA the filing of a New Drug Application (NDA) based on this single study.

Eniluracil Update

As previously disclosed, on May 22, 2013, the FDA made a recommendation as to the clinical trial that would be required to support registration of eniluracil in Metastatic Breast Cancer. After review of the FDA’s recommendation, the Company determined that the recommended trial would be larger than that originally envisioned and proposed by the Company. Adherex management believes it would be in the best interests of shareholders and the cancer community to focus on seeking a partnership for eniluracil, which may include the Company evaluating viable indications for eniluracil other than MBC. Data from the Phase 2 trial will be submitted for publication in a scientific journal.

Financial Update

“Adherex has taken proactive steps to eliminate most of its payables and reduce its cash burn to a minimum. The Company does not anticipate the need for immediate funding, until results from COG are reported later in the year, " said Mr. Raykov.

The Company reported a net loss from operations of $0.9 million excluding the $7.5 million non-cash gain on derivatives for the second quarter ended June 30, 2013, compared to a net loss from operations of $1.2 million excluding the non-cash gain of $0.6 million in the same period in 2012. The decrease in the net loss from operations excluding the non-cash impact of derivatives is primarily due to an decrease in research and development expenses associated with the Company Phase II eniluracil trial.

Research and development expenses totaled $0.5 million for the second quarter ended June 30, 2013, as compared to $0.9 million in the same period in 2012. The decrease in research and development expenses relates to the conclusion of enrollment and ongoing clinical support of the Phase II eniluracil trial.

The Company reported a net loss from operations of $1.5 million excluding the $4.0 million non-cash gain on derivatives for the six month period ended June 30, 2013, compared to a net loss from operations of $1.9 million excluding the non-cash gain of $4.0 million in the same period in 2012. The decrease in the net loss from operations excluding the non-cash impact of derivatives is primarily due to a decrease in research and development expenses associated with the Company Phase II eniluracil trial offset by a slight increase in general and administrative expenses.

Research and development expenses totaled $0.7 million for the six month period ended June 30, 2013, as compared to $1.2 million in the same period in 2012. The decrease in research and development expenses relates to the wind down of the Phase II eniluracil trial which completed enrollment in December 2012.

Cash and cash equivalents totaled $1.0 million at June 30, 2013, compared to $2.3 million at December 31, 2012. At June 30, 2013, the Company had working capital totaling approximately $0.25 million. The decreased cash balance is the result of the Company’s operating expenses relating to the Phase II eniluracil study. On August 1, 2013, Adherex settled a balance of $0.5 million in accounts payable for $0.23 million, the result would have made the Company's working capital at June 30, 2013 to be $0.5 million. The selected financial data presented below is derived from our unaudited consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim consolidated financial statements for the period ended June 30, 2013 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com.

Adherex Technologies Inc. Selected Financial Data (U.S. dollars in thousands except per share amounts)

Interim Unaudited Consolidated Balance Sheets:	June 30, 2013	December 31, 2012
Assets:
Cash and cash equivalents	$1,007	$2,303
Other current assets	23	62
Total assets	$1,030	$2,365

Liabilities and stockholders’ equity:
Current liabilities	$798	$682
Derivative liabilities	2,678	6,640
Other long-term liabilities	-	-
Total stockholders’ equity	(2,429)	(4,957)
Total liabilities and stockholders’ equity (deficiency)	$1,030	$2,365

Interim Unaudited Consolidated Statements of Operations:	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Revenue	$-	$-	$-	$-

Operating expenses:
Research and development	554	860	732	1,157
General and administrative	373	390	732	710

Loss from operations	(927)	(1,250)	(1,464)	(1,867)

Unrealized gain (loss)	7,535	645	3,962	3,971
Interest income and other	(1)	3	1	8

Net income/(loss) and comprehensive income/(loss)	$6,607	$(602)	$2,499	$2,112
Basic and diluted net loss per common share	$0.26	$(0.02)	$0.10	$0.08

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company's business that could cause actual results to vary, including such risks that regulatory clinical and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company's products will not be as large as expected, the Company's products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital needs, and its ability to obtain additional funding, as well as uncertainties relative to varying product formulations and a multitude of diverse regulatory and marketing requirements in different countries and municipalities, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2012. Adherex Technologies, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Rosty Raykov
Chief Executive Officer
Adherex Technologies Inc.
T: (919) 636-5144